July 26, 2016

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Monick

RE:	Brookfield Asset Management Inc.
Form 40-F for the year ended December 31, 2015
Filed on March 31, 2016
File No. 033-97038

Thank you for your letter dated July 12, 2016. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Financial Profile, page 28

1.	We have considered your response to comment 1. You indicate that your assumptions are adjusted to reflect factors specific to the underlying asset and the geography where it is located. In addition, we note your disclosures categorize these assumptions as Level 3 unobservable inputs. As a result, it appears that the inputs used to value the Company’s investment properties and property, plant and equipment contain inherent uncertainty, as they are subject to managerial assumptions. Please revise future filings to provide a sensitivity analysis of those assumptions based on reasonably likely changes. Within your response, please provide an example of your proposed disclosure.

The Company acknowledges the Staff’s comment and confirms that the inputs used to fair value the Company’s investment properties and property, plant and equipment contain level 3 inputs and contain inherent uncertainty. However, as noted in the Company’s letter dated June 30, 2016, management does not believe these assumptions to be highly uncertain for the majority of the Company’s investment properties and property, plant and equipment.

Management also believes that alternative estimates that could have been used or that changes in these estimates that are reasonably likely to occur from period to period would not have a material impact on the Company’s results or financial position. This is a result of each asset being valued independently and the diversity of the Company’s portfolio by asset type, asset class, geography and market, as discussed in the Company’s letter dated June 30, 2016. Accordingly, the Company believes it is highly unlikely that parallel changes in estimates across the entire portfolio will occur. For example, changes in discount rates as a result of changes in the 10-year treasury rate used to determine the value of an office building in Lower Manhattan may not impact the discount rate used to value a Sydney office building or a Brazilian retail mall. Furthermore, changes in interest rates may not necessarily impact asset values in isolation, as the Company would expect mitigating movements in spreads between treasury rates and discount rates / capitalization rates for the majority of its assets, as well as changes in the underlying cash flows.

As a result of the foregoing and the additional items noted in the Company’s June 30, 2016 letter, Management does not believe that quantitative analysis is required based on current facts and circumstances. In forming this conclusion, the Company considered National Instrument form 51-102F1 paragraph 1.12, which advises the use of quantitative analysis when i) the estimates are highly uncertain, and ii) quantitative information would provide material information to shareholders. Management does not believe either requirement is met, let alone both.

In light of the Staff’s comment, the Company proposes including disclosure substantially similar to the following in future filings:

In determining the fair value of investment properties and property plant and equipment, management uses external information and observable conditions, where possible, supplemented by internal analysis as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

Note 11. Investment Properties and Note 12. Property, Plant and Equipment, pages 122-132

2.	We have considered your response to comment 1. Your response appears to imply that sensitivity has a nominal impact because of the mitigation resulting from the interrelationships among the various inputs and assumptions. Please revise financial statement footnote disclosures in future periodic filings to provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs utilized in your fair value measurement. Reference is made to paragraph 93(h)(i) of IFRS 13. Please provide an example of your proposed disclosure.

The Company acknowledges the Staff’s comment and proposes including disclosure substantially similar to the following in future filings:

Significant unobservable (Level 3) inputs are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

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Valuation technique	Significant unobservable inputs	Relationship of unobservable input to fair value	Mitigating factor(s)

Discounted cash flow analysis	Future cash flows	Increases (decreases) in future cash flows increase (decrease) fair value	Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows

	Discount rate	Increases (decreases) in discount rate decrease (increase) fair value	Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates

	Terminal capitalization rate	Increases (decreases) in terminal capitalization rate decrease (increase) fair value	Decreases (increases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates

In addition to the above, the Company’s investment properties are diversified across asset type, asset class, geography and markets. As such, there may be mitigating factors, such as changes to these assumptions that vary in direction and magnitude across these geographies and markets.

In addition to the responses above, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 363-9491.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management Inc.

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